SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                            Affinity Bancshares, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   00832E103
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                                 (CUSIP Number)

                                December 31, 2023
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed
  [ ] Rule 13d-1(b)
  [x] Rule 13d-1(c)
  [ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1) Names of Reporting Persons................................ Kenneth R. Lehman
   I.R.S. Identification Nos. of Above Persons.............................. NA
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2) Check the appropriate box if a Member of a Group (See instructions)
  (a)  [ ]
  (b)  [ ]
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3) SEC use only
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4) Citizenship............................................................. USA
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Number of      (5) Sole Voting Power................................... 772,006
Shares
Beneficially   (6) Shared Voting Power................................. 45,316*
Owned by
Each Reporting (7) Sole Dispositive Power.............................. 772,006
Person
With           (8) Shared Dispositive Power............................ 45,316*
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9) Aggregate Amount Beneficially Owned by Each Reporting Person....... 817,322*
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10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares......... [ ]
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11) Percent of Class Represented by Amount in Row 9..................... 12.7%*
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12) Type of Reporting Person (See Instructions)............................. IN
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* Includes 45,316 shares owned by the IRA of the Reporting Person's spouse,
Joan A. Lehman, Hermosa Beach, California, as to which Mr. Lehman disclaims beneficial ownership. The filing of this Schedule 13G shall not be construed as an admission that Mr. Lehman is, for any purpose, the beneficial owner of such shares.

Item 1(a) Name of Issuer: Affinity Bancshares, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices: 3175 Highway 278, Covington, Georgia 30014.

Item 2(a) Name of Person Filing: Kenneth R. Lehman.

Item 2(b) Address of Principal Business Office or, if none, Residence: 122 N. Gordon Rd., Ft. Lauderdale, Florida 33301

Item 2(c) Citizenship: USA

Item 2(d) Title of Class of Securities: Common Stock

Item 2(e) CUSIP Number: 00832E103

Item 3: Not applicable

Item 4: Ownership
(a) Amount beneficially owned......................................... 817,322*
(b) Percent of class.................................................... 12.7%*
(c) Number of shares as to which the person has:
   (i) Sole power to vote or to direct the vote........................ 772,006
   (ii) Shared power to vote or to direct the vote..................... 45,316*
   (iii) Sole power to dispose or to direct the disposition of......... 772,006
   (iv) Shared power to dispose or to direct the disposition of........ 45,316*
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* Includes 45,316 shares owned by the IRA of the Reporting Person's spouse,
Joan A. Lehman, Hermosa Beach, California, as to which Mr. Lehman disclaims beneficial ownership. The filing of this Schedule 13G shall not be construed as an admission that Mr. Lehman is, for any purpose, the beneficial owner of such shares.

Item 5: Ownership of Five Percent or Less of a Class. Not applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7: Identification and Classification of the Subsidiary that Acquired Securities Being Reported On. Not applicable

Item 8: Identification and Classification of Members of the Group. Not applicable

Item 9: Notice of Dissolution of Group. Not applicable

Item 10: Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 1, 2024

/s/ Kenneth R. Lehman
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Kenneth R. Lehman